FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number: 000-51116

Hurray! Holding Co., Ltd.

15/F, Tower B, Gateway Plaza

No. 18 Xia Guang Li North Road

East Third Ring, Chaoyang District

Beijing 100027, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N.A.

HURRAY! HOLDING CO., LTD.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Earnings Results for the Second Quarter dated August 16, 2007	Exhibit 99.1

Press Release on Establishment of Joint Venture dated August 16, 2007	Exhibit 99.2

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.

By:	/s/ Qindai Wang
Name:	Qindai Wang
Title:	Chief Executive Officer

Date: August 17, 2007

3

Exhibit 99.1

Hurray! Reports Second Quarter 2007 Unaudited Financial Results

BEIJING, August 16, 2007 /Xinhua-PRNewswire/—Hurray! Holding Co., Ltd. (Nasdaq: HRAY—News), a leader in wireless music distribution and other wireless value-added services, artist development and music production in China, today announced its unaudited financial results for the second quarter ended June 30, 2007.

FINANCIAL HIGHLIGHTS:

Highlights for Second Quarter 2007

•	Total revenues: $14.6 million, a decline of 12.3% quarter-over-quarter and 20.4% year-over-year, and below our previous guidance of $15.0-16.0 million

•	Wireless value-added services revenues: $12.7 million, a decline of 14.7% quarter-over-quarter and 23.1% year-over-year

•	Recorded music revenues, which are from our record label businesses: $1.8 million, a growth of 20.6% quarter-over-quarter and 33.5% year-over-year

•	Software and system integration services revenues: $0.02 million, a decline of 89.8% quarter-over-quarter and 95.3% year-over-year

•	Net income: $0.2 million, a decline of 79.8% quarter-over-quarter and 88.7% year-over-year

•

Adjusted EBITDA (a non-GAAP measure which is defined as earnings before interest, tax, depreciation, amortization and stock-based compensation): $0.9 million, a decline of 45.5% quarter-over-quarter and a decline of 60.3% year-over-year

•	Diluted earnings per ADS: $0.01

Commenting on the second quarter results, QD Wang, Chairman and CEO of Hurray! stated: “Despite the current volatile market conditions and constantly changing regulatory environment, we got through the quarter in reasonable shape which is very encouraging. Going forward, we will strive to maintain stability in our WVAS operations while in the meantime continuing our efforts to carry out our strategy of developing proprietary content and diversifying distribution channels, our goal is to transform Hurray! into a leading entertainment content production and distribution house in China.”

BUSINESS RESULTS

Total revenues for the second quarter ended June 30, 2007 were $14.6 million, representing a 12.3% decrease from $16.6 million for the preceding quarter, and a 20.4% decrease from $18.3 million for the second quarter in 2006.

Total wireless value-added services revenues were $12.7 million for the second quarter of 2007, a decline of 14.7% as compared with $14.9 million in the previous quarter and decline of 23.1% as compared with $16.6 million in the second quarter of 2006.

Recorded music revenues, which represent revenues of our controlled music companies Freeland Music, Huayi Brothers Music and Secular Bird, were $1.8 million, a growth of 20.6% as compared with $1.5 million in the previous quarter and growth of 33.5% as compared with $1.4 million in the second quarter of 2006.

Software and system integration services revenues were $0.02 million for the second quarter of 2007, representing a decline of 89.8% as compared with $0.2 million for the previous quarter and a decrease of 95.3% as compared with $0.4 million for the second quarter of 2006.

Total gross margin was 32.8% for the second quarter of 2007 as compared with 32.8% for the previous quarter and 37.0% for the second quarter of 2006.

Gross margin for wireless value-added services was 30.1% for the second quarter of 2007, as compared with 30.8% in the previous quarter and 36.0% for the second quarter of 2006.

Recorded music gross margin was 51.7% for the second quarter of 2007 as compared to 51.0% in the previous quarter and 45.7% for the second quarter of 2006.

Software and system integration services gross margin was 10.0% for the second quarter of 2007, as compared to 30.4% for the previous quarter and 48.9% for the second quarter of 2006.

Total gross profit was $4.8 million for the second quarter of 2007, representing a decline of 12.1% as compared with $5.4 million for the previous quarter and a decline of 29.5% as compared with $6.8 million for the second quarter of 2006.

Total operating expenses were $5.0 million for the second quarter of 2007, representing growth of 5.4% as compared to $4.7 million for the previous quarter and a decline of 9.0% as compared to $5.5 million for the second quarter of 2006.

Interest income for the second quarter of 2007 was $0.6 million, the same as the previous quarter. Income tax was $0.02 million in the second quarter 2007, a decrease compared to $0.2 million in the second quarter of 2006, and a decrease compared to $0.3 million in the previous quarter.

Net income was $0.2 million for the second quarter of 2007, representing a decrease of 79.8% as compared to $1.0 million for the previous quarter, and a decline of 88.7% as compared to $1.7 million for the second quarter of 2006. Net margin was 1.3% for the second quarter of 2007 as compared to 5.8% for the previous quarter and 9.3% for the second quarter of 2006.

Adjusted earnings before interest, tax, depreciation, amortization and stock-based compensation (adjusted EBITDA), was $0.9 million for the quarter, decline of 45.5% as compared with $1.63 million in the previous quarter and decline of 60.3% as compared with $2.2 million in the second quarter of 2006. Reconciliations of net income under U.S. generally accepted accounting principles (GAAP) and adjusted EBITDA are included at the end of this release.

Fully diluted earnings per ADS were $0.01 based on a weighted average of 21.8 million diluted ADSs for the second quarter of 2007. This figure compares to $0.04 based on a weighted average of 21.8 million diluted ADSs for the previous quarter and $0.08 based on a weighted average of 22.5 million diluted ADSs for the second quarter of 2006.

As of June 30, 2007, the company had outstanding 21.7 million basic ADSs and 21.8 million fully diluted ADSs, excluding share options granted above the average market value of Hurray! stock for the quarter as their effect would have been anti-dilutive.

As of June 30, 2007, the company had $67.0 million in cash and cash equivalents.

BUSINESS HIGHLIGHTS

Hurray!’s WVAS operations showed resilience while we continued to develop proprietary content and diversify distribution channels. Some of the recent highlights are:

•	Hurray! successfully launched a new IVR radio interactive program in partnership with another company. IVR revenue increased by 165% to $4.5 million as compared to $1.7 million in Q1.

•

Hurray! successfully negotiated and signed the JV agreement with a subsidiary of Beijing TV station after signing a Framework Agreement three months ago. The new JV company has the exclusive rights to provide WVAS for 10 BTV channels and programming for 10 years.

•

Our newest division, Enterprise Services, which provides customer relationship management wireless solutions to companies, achieved major results, signing up Air China and P&G China. Though the revenue for such service at this point is not yet significant, it shows promising growth potential.

•

Hurray! released a series of new songs, including 6 albums, 2 EPs and 1 single, and launched successful marketing programs to promote the new releases simultaneously over Internet and wireless platforms. Consequently, “Floating Bridge of Dream” (“Meng Zhi Fu Qiao”), “Love To Death” (“Ai Si Le”) and “What’s Your Name” (“Ni Jiao Shen Me Ming Zi”) became popular hits in the second quarter and ranked in the top 10 for several consecutive weeks in the second quarter on both China Mobile’s music portal and Baidu’s music search platform.

•	Hurray! signed up a number of new artists, including:

✓	Wenjie Shang, the No. 1 “Super Girl” finalist in 2006 by Huayi Brothers Music.

✓	Zhenzhen Lin and Yanbing Li by Freeland Music.

✓	Xue Sun, Mei Shi and Rui Chen by New Run Entertainment.

•	Hurray! launched 13 new titles on China Mobile’s game portal, including “honeycomb crisis”, “Banquet II”, “Magma Three Kingdoms strategy”, and “Magic Space”.

“The stability of our WVAS business gives us the opportunity as well as the resources to execute our strategy despite the challenging wireless services operating environment, and we are confident about our long term prospects.” commented Mr. Wang.

Business Outlook

For the third quarter 2007, Hurray! expects its total consolidated revenues to be between $15.5 and $16.5 million, reflecting the continued impact of tightened enforcement of policy and regulation changes previously announced by MII and mobile operators.

Acquisition

In April 2007, the Company closed the acquisition of the entire equity interest in Shanghai Saiyu Information Technology Co., Ltd. for total consideration of $4.5 million in cash.

Note to the Financial Information

The financial information in this press release has been extracted from the financial information prepared using the recognition and the measurement basis of accounting principles generally accepted in the United States of America.

Conference Call

The company will host a conference call to discuss the second quarter results at

Time:	9:30 pm Eastern Standard Time on August 16, 2007
or 9:30 am Beijing/Hong Kong Time on August 17, 2007

The dial-in number:	+1-800-510-9691 (US)
+1-617-614-3453 (international)
Password: 62272401

A replay of the call will be available from August 16, 2007 until August 22, 2007 as follows:

+1-888-286-8010 (US)
+1-617-801-6888 (international)
PIN number: 57782925

Additionally, a live and archived web cast of this call will be available at:

http://phx.corporate-ir.net/playerlink.zhtml?c=187793&s=wm&e=1613897 or http://www.hurray.com/english/home.htm

About Hurray! Holding Co., Ltd.

Hurray! is a leader in artist development, music production and offline distribution in China through its record labels Huayi Brothers Music, Freeland Music, New Run Entertainment, and Secular Bird.

Hurray! is also a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through the full range of wireless value-added services platforms over mobile networks and through the internet.

The company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services. The company has further expanded its reach through a new venture with Beijing TV Media, the new media channel of Beijing TV, to provide mobile interactive services for all Beijing TV programs.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: continued competitive pressures in China’s wireless value-added services market; changes in technology and consumer demand in this market; the risk that Hurray! may not be able to control its expenses in future periods; Hurray!’s ability to succeed in the music development, production and distribution business, with which it has only limited experience; changes in the policies of the mobile operators in China or the laws governing wireless value-added services; the state of Hurray!’s relationships with China’s mobile operators and the risk that Hurray! may be subject to further sanctions and penalties from them in future periods; and other risks outlined in Hurray!’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended. Hurray! does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Hurray! Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of June 30, 2007	As of December 31, 2006(1)
	(Unaudited)
	(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$66,957	$74,597
Accounts receivable	15,000	13,178
Note receivable	—	272
Prepaid expenses and other current assets	3,090	2,701
Amount due from related parties	451	167
Current deferred tax assets	180	82
Inventories	238	178

Total current assets	85,916	91,175

Deposits and other non-current assets	717	632
Prepaid acquisition cost	5,344	—
Property and equipment, net	1,904	1,954
Acquired intangible assets, net	7,292	6,023
Investment in equity affiliate	2,484	—
Goodwill	41,983	39,622
Non-current deferred tax assets	414	371

Total assets	$146,054	$139,777

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$3,692	$3,681
Acquisitions payable	7,840	5,832
Accrued expenses and other current liabilities	2,891	2,613
Amount due to a related party	239	—
Income tax payable	53	489
Current deferred tax liabilities	552	132

Total current liabilities	15,267	12,747

Non-current deferred tax liabilities	801	851

Total liabilities	16,068	13,598

Minority interests	3,934	3,359

Shareholders’ equity:
Ordinary shares	109	108
Additional paid-in capital	74,002	73,608
Retained earnings	46,854	45,705
Accumulated other comprehensive income	5,087	3,399

Total shareholders’ equity	126,052	122,820

Total liabilities and shareholders’ equity	$146,054	$139,777

(1)	December 31, 2006 balances were extracted from audited financial statements.

Hurray! Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the three months ended		For the six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
	(in thousands of U.S. dollars, except share and per share data)		(in thousands of U.S. dollars, except share and per share data)
Revenues:
Wireless value-added services	$12,737	$16,563	$27,672	$31,024
Recorded music	1,830	1,371	3,348	2,878
Software and system integration services	18	368	195	1,014

Total revenues	14,585	18,302	31,215	34,916

Cost of revenues:
Wireless value-added services	8,898	10,594	19,211	20,045
Recorded music	883	745	1,627	1,520
Software and system integration services	16	188	139	672

Total cost of revenues	9,797	11,527	20,977	22,237

Gross profit	4,788	6,775	10,238	12,679

Operating expenses:
Product development	605	606	1,258	1,245
Selling and marketing	2,703	3,031	5,360	5,852
General and administrative	1,644	1,786	3,033	3,422

Total operating expenses	4,952	5,423	9,651	10,519

Income from operations	(164)	1,352	587	2,160

Other income	(36)		(36)
Interest expense	(45)	—	(90)
Interest income	577	685	1,205	1,304
Equity in earnings of affiliate	2	—	2	—
Income tax expense	(23)	(208)	(286)	(531)
Minority interests	(118)	(124)	(233)	(306)

Net income	$193	$1,705	$1,149	$2,627

Earnings per share, basic	$0.0001	$0.0008	$0.0005	$0.0012
Earnings per ADS, basic	$0.01	$0.08	$0.05	$0.12
Earnings per share, diluted	$0.0001	$0.0008	$0.0005	$0.0012
Earnings per ADS, diluted	$0.01	$0.08	$0.05	$0.12
Shares used in calculating basic earnings per share	2,173,318,732	2,226,195,551	2,170,619,470	2,228,014,674
ADSs used in calculating basic earnings per ADS	21,733,187	22,261,956	21,706,195	22,280,147
Shares used in calculating diluted earnings per share	2,182,733,566	2,250,392,981	2,179,974,411	2,248,124,811
ADSs used in calculating diluted earnings per ADS	21,827,336	22,503,930	21,799,744	22,2481,248

The use of non-GAAP financial measures:

To supplement its consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”) in the United States, Hurray! uses non-GAAP measures of operating results and net income, including in this press release earnings before interest, taxes, depreciation and amortization, and before stock-based compensation expense (“adjusted EBITDA”), which are adjusted from results based on GAAP to exclude certain expenses. Hurray!’s management believes the use of these non-GAAP financial measures provides useful information to both management and investors by excluding certain expenses that are not related to the company’s operations. These non-GAAP financial measures also facilitate management’s internal comparisons to Hurray!’s historical performance and our competitors’ operating results. Hurray! believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Please see below financial table for a reconciliation of adjusted EBITDA.

Reconciliation of net income under GAAP to adjusted EBITDA for the following periods:

	For the three months ended		For the six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
	(in thousands of U.S. dollars, except share and per share data)		(in thousands of U.S. dollars, except share and per share data)
Net income	$193	$1,705	$1,149	$2,627
Add:
Interest expense	45	—	90	—
Income tax expense	23	208	286	532
Depreciation and amortization	994	878	1,823	1,771
Non-cash stock compensation expense	212	138	379	229
Less:
Interest income	577	685	1,205	1,304

Adjusted EBITDA	$890	$2,244	$2,522	$3,855

For more information, please contact:

Phoebe Meng

Investor Relations Manager

Tel: 8610-84555566 x5532

yfmeng@hurray.com.cn

Source: Hurray! Holding Co., Ltd.

Exhibit 99.2

Hurray! to Establish Joint Venture with BTV Subsidiary to Become Exclusive

Wireless Value-Added Services Provider

BEIJING, August 16, 2007 /Xinhua-PRNewswire/—Hurray! Holding Co., Ltd. (Nasdaq: HRAY—News), a leader in artist development, music production, wireless music distribution, and other wireless value-added services in China, today announced the signing of definitive agreements to establish a joint venture with Beijing TV Media Co., Ltd. (“BTVM”), a subsidiary of Beijing TV station (“BTV”), which will exclusively operate BTV’s wireless value-added services for ten years, such as SMS, MMS, IVR, WAP, RBT, True Tone, music video, picture downloads and other wireless value-added services.

Commenting on this announcement, QD Wang, Chairman and Chief Executive Officer of Hurray!, said, “We are extremely pleased to announce this further strategic partnership with BTV in developing and delivering wireless value-added services enabling all BTV channels and programs to interact with TV audiences. This event further enhances us in developing new distribution channels and gaining access to TV and video content. It takes us one step closer toward our goal of becoming a leading digital entertainment content production and distribution house in China.”

About Hurray! Holding Co., Ltd.

Hurray! is a leader in artist development, music production and offline distribution in China through its record labels Huayi Brothers Music, Freeland Music, New Run Entertainment, and Secular Bird.

Hurray! is also a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through the full range of wireless value-added services platforms over mobile networks and through the internet.

The company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services. The company has further expanded its reach through a new venture with Beijing TV Media, the new media channel of Beijing TV, to provide mobile interactive services for all Beijing TV programs.

About Beijing TV station

BTV is one of the top five TV networks in China, with a broad audience of more than 250 million viewers. It operates one national satellite TV channel and twelve local channels, and offers a broad range of programs including news, TV drama, business, entertainment and sports.

About Beijing TV Media Co., Ltd.

BTVM is the new media subsidiary of BTV and owns exclusive rights for wireless value-added services offered through all BTV programs and channels, in addition to other new media services rights.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including: the risk that Hurray! and BTVM may not be able to agree on the specific terms of the proposed partnership, in which case such partnership may not be established in a timely manner or at all; the risk that this or any future cooperation will not create the operational and financial results that the management and board of directors of Hurray! expect, including in particular the risk that BTV’s programming will not continue to be able to attract audiences in China; the risk that the popularity of BTV program related wireless value-added services will not continue to grow or that it may decrease; the risk that this and any future partnership or acquisition could divert management’s attention from Hurray!’s operations, which could adversely affect its results of operations; and the risks outlined in our filings with the Securities and Exchange Commission, including our registration statement on Form F-1. We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

For more information, please contact:

Phoebe Meng

Investor Relations Manager

Tel: 8610-84555566 x 5532

yfmeng@hurray.com.cn

Source: Hurray! Holding Co., Ltd.